Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

			Combined Predecessor and Successor (1)		Predecessor
	Three Months		Year Ended
	Ended		December		Years Ended December 31,
(Dollars in thousands)	March 31, 2006		31, 2005		2004		2003		2002		2001

Earnings
Income (loss) before income taxes	$3,637		$(13,363)		$15,140		$11,809		$12,683		$(7,194)
Fixed charges (see below)	6,278		23,307		14,220		10,248		9,284		10,635
	9,915		9,944		29,360		22,057		21,967		3,441

Fixed charges
Interest expense, net (2)	$6,210		$23,035		$14,082		10,119		9,181		10,525
Interest income	28		164		51		77		62		69
Estimate of the interest within rental expense (3)	40		108		87		52		41		41
Total fixed charges	$6,278		$23,307		$4,220		$10,248		$9,284		$10,635

Ratio of Earnings to Fixed Charges	1.58	x	0.43	x	2.06	x	2.15	x	2.37	x	0.32	x

(1)

Represents the mathematical addition of the Predecessor period January 1, 2005 to May 10, 2005 and the Sucessor period May 11, 2005 to December 31, 2005. The Combined Predecessor and Successor results of operations are not indicative of our future results of operations or results of operations that would have actually occurred had the Transaction of the Predecessor been consummated as of January 1, 2005, due to the fair values assigned to our assets and liabilities, the changes made in the related estimated useful lives of the assets at May 11, 2005, as well as changes in interest and income tax expenses as a result of the Transaction.

(2)	Interest expense, net includes amortization of deferred financing costs.

(3)	Represents the portion of interest expense (33%) management believes is representative of the interest component of rent expense.